Mail Stop 3628

June 22, 2009

Via U.S. Mail

Robert C. Lewis, Esq.
General Counsel and Secretary
HUGHES Telematics, Inc.
41 Perimeter Center East, Suite 400
Atlanta, Georgia 30346

Re: **HUGHES Telematics, Inc.**
Schedule TO
Filed on June 16, 2009
File No. 005-83834

Dear Mr. Lewis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You are offering to purchase warrants only in multiples of 20. Accordingly, you do not intend to accept tenders from holders of less than 20 warrants, and you do not intend to accept tenders from any holder of warrants in excess of the 20 warrant multiple limitation. Please provide your analysis as to how this limitation is consistent with Rule 13e-4(f)(8)(i).

2.   On the cover page and on page 18 of the Offer to Purchase, you state that the offer is not being made to, nor will tenders be accepted from, holder of warrants residing in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Withdrawal Rights, page 7

3.   You state that if you delay in accepting for exchange any Warrants for any reason, then you will retain all warrants tendered. Please clarify in what circumstances you will delay acceptance, and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Background and Purpose of the Offer, page 9

4.   Explain whether (and how) your contracts with Chrysler LLC will be impacted by recent developments at that company. If Chrysler's financial condition impacts your contracts to provide Chrysler with telematics services, explain the potential effect on Hughes Telematics.

5.   Expand the "Purpose of the Offer" section to discuss in greater detail the reasons for this Offer. For example, you disclose that the purpose is to reduce the number of common shares issuable upon the exercise of the warrants; however, since you are issuing common shares in exchange for the warrants, explain why the issuance of the common shares now is preferable to the "overhang" from the warrants.

Termination; Amendments; Conditions, page 15

6.   Please disclose how you intend to give notice of extensions of the offer in a manner that satisfies the requirements of Rule 14e-1(d).

Letter of Transmittal

7.   Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has "read," "reviewed" or "understands" all of the terms of the exchange offer.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (917) 777-2918
        Gregory A. Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP